RVL 1, LLC
c/o Aston Capital LLC
177 Broad Street
Stamford, CT 06901

March 7, 2019

William D. Ingram
Dennis McCarthy
Stephen G. Virtue
Members of the Special Committee of the Board of Directors
Revolution Lighting Technologies, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

Gentlemen:

We write in connection with our October 16, 2018 and November 14, 2018 letters (the “Offer Letters”) regarding an offer to acquire all of the common stock of Revolution Lighting Technologies, Inc. (the “Company”) on behalf of RVL 1, LLC (together with its affiliates and certain related persons, “we” or “us”).

While we continue to believe in the desirability of the Company ceasing to continue as a publicly traded enterprise, given the publicly disclosed developments since our Offer Letters, we have reluctantly come to the conclusion that now is not the right time for us to pursue such a going private transaction.

We remain fully committed to the Company’s success and seeking ways to ultimately maximize value for the Company and all of its stockholders.

We are available at your convenience, and look forward to constructively working with you to determine the best path for the Company to realize value for all of its stockholders.

Very truly yours,

RVL 1, LLC

By:	/s/ Robert V. LaPenta
Name:	Robert V. LaPenta
Title:	Chief Executive Officer